Exhibit 99.15A

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors and Shareholders of
Gammon Lake Resources Inc.

On April 2, 2007, we reported on the consolidated balance sheets of Gammon Lake Resources Inc. (the "Company") as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five months ended December 31, 2005, which are included in the annual report on Form 40-F. The consolidated balance sheet of the Company as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended were audited by another accounting firm. In our report dated March 16, 2006, except as to note 16 (a) which is as of April 2, 2007, we reported that we audited an adjustment (described in note 16 (a)) to the consolidated financial statements for the year ended July 31, 2005. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles — Item 18". This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
April 4, 2007

GAMMON LAKE RESOURCES INC.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles — Item 18

(Dollar amounts expressed in Canadian dollars, except per share amounts)
Year ended December 31, 2006, five months ended December 31, 2005 and the year ended July 31, 2005.

        Gammon Lake Resources Inc. (the "Company") prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which principles differ in certain respects from those applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC"). The Company has previously furnished its financial statements in accordance with Item 17 under Form 20-F, including the U.S. GAAP reconciliation requirements thereunder. This "Reconciliation with United States Generally Accepted Accounting Principles — Item 18" section supplements the Company's financial statements set forth elsewhere in this annual report on Form 40-F. This section should be read in conjunction with the financial statements of the Company set forth elsewhere in this Form 40-F.

        The material differences between Canadian GAAP and U.S. GAAP with respect to the Company's consolidated financial statements are as follows:

a)    Mineral properties and related deferred costs

        In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 — "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

        Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

        Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

b)    Adjustment for exploration costs on abandoned properties

        The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2004, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period.

c)     Stock-based compensation

        Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123R (fair value method) for both employees and non-employees.

        Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 were accounted for as capital transactions when the options were exercised. For the year ended July 31, 2003, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method. Subsequent to August 1, 2003, under Canadian GAAP, stock options granted to employees and non-employees were accounted for using the fair value method. Accordingly, from August 1, 2003 there was no U.S.-Canadian GAAP difference.

        Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

d)    Statements of cash flows

        As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing.

e)     Comprehensive income

        Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for US GAAP purposes. Comprehensive income is net income, plus certain other items that are recorded directly to Shareholders' equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

f)     Fair value of long term debt

        In consideration for the Soyopa claims acquired in November, 2001 (Note 7(c)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Commencing in 2006, under Canadian GAAP, the loan has been presented at its fair value. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly.

        During the periods subsequent to November, 2001, For US GAAP the interest imputed on the loan is recorded as a period expense. For Canadian GAAP the imputed interest is added to the cost of the mineral properties.

g)     Employee future benefits

        In September 2006, the FASB issued FAS 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires the recognition in the Company's financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to accumulated comprehensive income.

h)    Other additional disclosures:

        The following additional information would be disclosed if these consolidated financial statements were presented in accordance with U.S. GAAP:

        i)     Stock option plan and compensation expense:

        The total intrinsic value of stock options exercised during the year ended December 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005 was $40,353,318, $26,809,750 and $4,980,846, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

        The total aggregate intrinsic value of stock options outstanding as of December 31, 2006 and 2005 and July 31, 2005 was $178,171,940, $81,829,920 and $48,747,060, respectively. As of December 31, 2006 and 2005 and July 31, 2005, the weighted average remaining contractual life of options outstanding was 2.75 years, 3.12 years and 3.26 years, respectively. The total aggregate intrinsic value of stock options exercisable as of December 31, 2006 and 2005 and July 31, 2005 was $166,091,935, $79,429,750 and $44,336,655, respectively. As of December 31, 2006 and 2005 and July 31, 2005, the weighted average remaining contractual life of options exercisable was 2.58 years, 3.03 years and 2.99 years, respectively.

        As of December 31, 2006, the total stock-based compensation cost related to unvested equity awards not yet recognized totaled $997,571, which is expected to be recognized over a weighted-average period of 1.45 years.

        The Company's stock-based compensation expense recognized in the Company's consolidated statement of operations under SFAS 123(R) for the year ended December 31, 2006 and FAS 123 for the five months ended December 31, 2005 and the year ended July 31, 2005 was $17,879,591, $6,598,970 and $13,974,680, respectively. All amounts were recorded to general and administrative expense each period.

        (ii)   Restricted cash

        Restricted cash of $1,320,752 at December 31, 2006 (December 31, 2005 — $nil, July 31, 2005 — $nil) relates to a letter of credit which is collateralized by the restricted cash in the amount of US$1.1 million in favour of the fulfillment of the terms and conditions set forth in the mining lease agreement with Compania Minera Las Torres, S.A. de C.V.

        (iii) Inventory

        General and administrative costs of approximately $23,040,000 were allocated to inventory during the year. At December 31, 2006, inventory includes general and administrative costs of approximately $9,654,000.

        (iv)  Capitalized interest

        Interest incurred is capitalized to mining interests and capital assets in accordance with FAS No. 34, "Capitalization of Interest Costs." Total interest cost incurred and total interest cost capitalized during the year ended December 31, 2006 was $7,001,974 and $1,024,031, respectively. No interest costs were capitalized during the five months ended December 31, 2005 or the year ended July 31, 2004.

        (v)   Accounts payable and accrued liabilities:

	December 31 2006	December 31 2005	July 31 2005
Accounts payable	$31,924,409	$5,108,877	$3,192,442
Accrued compensation and benefits	1,497,547	23,490	—
Accrued inventory	507,585	—	—
Accrued professional fees	302,000	—	—
Accrued other	1,719,364	5,419,907	416,864

	$35,950,905	$10,552,274	$3,609,306

        (vi)  Business combination:

        On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources In.c ("Mexgold"). We recorded $124,925,668 of goodwill in connection with this transaction, which is not deductible for income tax purposes.

        The results of operations of Mexgold have been included in our Consolidated Statements of Operations from the date of acquisition, August 8, 2006. If we had acquired Mexgold at the beginning of fiscal year 2006, our unaudited pro forma net revenue, loss and loss per share in fiscal year 2006 would have been as follows:

	Year ended December 31 2006	5 months ended December 31 2005	12 months ended July 31 2005
Pro forma revenue	$104,263,044	$14,487,564	$23,079,939
Proforma loss	$(36,974,466)	$(16,406,799)	$(52,586,138)
Pro forma loss per share — Basic and diluted	$(0.37)	$(0.17)	$(0.60)

        (vii) Operating leases:

        During the year ended December 31, 2006, we recorded expenses of $446,378 related to operating leases.

        (viii) Segmented information:

        With the acquisition of Mexgold in 2006, the Company acquired the El Cubo mine resulting in a separate reportable segment from Ocampo and Other operations. Expenditures in 2006 on mining interests and capital assets for the Ocampo and El Cubo segments were $125,149,352 and $300,128,070, respectively.

i)     Recent U.S. accounting pronouncements

        In May 2005 the ("FASB") issued statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). FAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle and is effective immediately. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of FAS 154 did not have a material effect on its financial position or results of operations.

        During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine, EITF 04-06, "Accounting for stripping costs incurred during production in the mining industry". During March 2005, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The Financial Accounting Standards Board ratified the EITF consensus. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has included stripping costs during the production phase of the mine as part of the production costs.

        In December 2004, FASB issued Statement of Financial Accounting Standard No. 123-R "Share Based Payment (revised)" ("SFAS No. 123-R"). SFAS No. 123-R amends Statement of Financial Accounting Standard No.123 "Accounting for Stock Based Compensation" ("SFAS No. 123") eliminating the intrinsic value for accounting of equity based transactions primarily with employee based services. SFAS No. 123-R will have no material impact on the financial results of the Company as the Company has not used the intrinsic value method for its equity investments.

        In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, and Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. Adoption of this standard has no material impact on the financial statements of the Company.

        In June 2006 the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the implications of the adoption of FIN 48.

        In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" (FAS 157). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is evaluating the impact of FAS 157 on its consolidated financial statements.

        The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with Canadian GAAP. Set out below are the material adjustments to net loss for the year ending December 31, 2006, five months ending December 31, 2005 and year ending July 31, 2005 and to shareholders' equity at December 31, 2006, December 31, 2005 and July 31, 2005 in order to conform to U.S. GAAP.

Statement of loss:

	Year ended December 31 2006	5 months ended December 31 2005	12 months ended July 31 2005
Net loss for the year based on Canadian GAAP	$(28,692,380)	$(11,607,510)	$(19,375,595)
Exploration costs (a)	(3,308,604)	(1,286,922)	(14,996,999)
Foreign exchange gain on future income taxes liability previously expensed	—	745,000	(1,000)
Interest expense on long term debt adjusted to fair value (f)	(61,000)	(208,501)	(526,154)
Foreign exchange gain on adjusted long term debt (f)	51,688	(141,411)	(243,463)
Future income taxes on U.S. GAAP differences	(493,905)	(897,712)	(433,253)
Amortization and depletion	1,412,120	—	—
Net loss and comprehensive loss for the year based on U.S. GAAP	$(31,092,081)	$(13,397,056)	$(35,576,464)

Loss per share, basic and diluted	$(0.35)	$(0.18)	$(0.54)

Shareholders' equity:

	December 31 2006	December 31 2005	July 31 2005
Shareholders' equity based on Canadian GAAP	$561,191,781	$194,651,832	$189,823,534
Exploration costs (a)	(58,309,346)	(55,000,742)	(53,713,820)
Amortization of mineral rights (a)	(12,749,889)	(12,749,889)	(12,749,889)
Foreign exchange gain on future income taxes liability previously expensed with exploration costs (a)	—	—	(745,000)
Adjustment for exploration costs on abandoned properties (b)	1,258,296	1,258,296	1,258,296
Fair value of stock options issued prior to August 1, 1999 (c)	(180,613)	(180,613)	(180,613)
Interest expense on long term debt adjusted to fair value (f)	(2,463,804)	(2,402,804)	(2,194,304)
Foreign exchange gain on fair value adjusted long term debt (f)	(941,182)	(992,870)	(851,459)
Employee future benefits (g)	(165,508)	—	—
Future income taxes related to deferred exploration	3,977,867	4,076,858	4,974,570
Future income taxes related to amortization of mineral rights	3,259,142	3,259,142	3,259,142
Future income taxes related to depletion on exploration costs expensed	(394,914)	—	—
Amortization and depletion	1,412,120	—	—

Shareholders' equity based on U.S. GAAP	$495,893,950	$131,919,210	$128,880,457

Balance sheet differences:

        The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)    Mineral properties and related deferred costs

	December 31 2006	December 31 2005	July 31 2005
Canadian GAAP	$429,705,498	$150,193,724	$115,997,986
Exploration costs (a)	(58,309,346)	(55,000,742)	(53,713,820)
Amortization of mineral rights (a)	(12,749,889)	(12,749,889)	(12,749,889)
Adjustment for exploration costs on abandoned properties (b)	1,258,296	1,258,296	1,258,296
Adjustment for mineral property purchase at fair value (f)	(3,404,986)	(3,713,090)	(3,713,090)
Amortization and depletion	1,412,120	—	—

U.S. GAAP	$357,911,693	$79,988,299	$47,079,483

2)    Long term debt

	December 31 2006	December 31 2005	July 31 2005
Canadian GAAP	$7,848,996	$8,161,300	$8,581,300
Adjustment of long term debt to fair value (f)	(3,404,986)	(3,713,090)	(3,713,090)
Interest payable on long term debt adjusted to fair value (f)	2,463,804	2,402,804	2,194,304
Foreign exchange gain on fair value adjusted long term debt (f)	941,182	992,870	851,459

U.S. GAAP	$7,848,996	$7,843,884	$7,913,973

3)    Future income taxes

	December 31 2006	December 31 2005	July 31 2005
Canadian GAAP	$82,149,543	$7,336,000	$8,121,000
Future income tax adjustments	(6,842,095)	(7,336,000)	(8,233,712)
Foreign exchange gain on future income tax liabilities previously expensed (a)	—	—	745,000

U.S. GAAP	$75,307,448	$—	$632,288

        Future income taxes are comprised of the following assets and liabilities under U.S. GAAP:

	December 31 2006	December 31 2005	July 31 2005
Future income tax liability	$95,285,037	$16,137,181	$8,436,519
Future income tax asset	(19,977,589)	(16,137,181)	(7,804,231)

	$75,307,448	$—	$632,288

Cash flows:

	Year ended December 31 2006	5 months ended December 31 2005	12 months ended July 31 2005
Cash used in operations
Canadian GAAP	$(22,470,798)	$(3,993,150)	$(8,975,284)
Exploration costs (d)	(3,308,595)	(1,286,921)	(14,996,999)

U.S. GAAP	$(25,779,393)	$(5,280,071)	$(23,972,283)

Cash used in investing Canadian GAAP	$(102,857,170)	$(66,644,285)	$(74,851,117)
Exploration costs (d)	3,308,595	1,286,921	14,996,999

U.S. GAAP	$(99,548,575)	$(65,357,364)	$(59,854,118)